Exhibit 99.1

Silver Elephant Announces $1,820,000 Private Placement

Vancouver, British Columbia, April 15, 2020 – Silver Elephant Mining Corp. (“Silver Elephant” or the “Company”) (TSX: ELEF, OTCQX:SILEF, Frankfurt:1P2N) announces that it is undertaking a non-brokered private placement (the “Placement”) involving the issuance of up to 14 million units (each a “Unit”) at a price of $0.13 per Unit. Each Unit will consist of one Common share in the capital of the Company (a “Share”) and one Share purchase warrant (a “Warrant”). Each Warrant entitles the holder to acquire an additional Share at a price of $0.16 per Share for a period of three years from the date of issuance.

The Company expects to raise total cash proceeds of up to $1,820,000 to be used to develop the Company’s mineral projects and for general working capital purposes.

The Shares will be subject to a minimum hold period of four months plus one day from the date of issue. Finder’s fees may be paid in cash or Units, in certain instances in connection with the Placement.

The Placement and payment of any finder’s fees are subject to the approval of the TSX and other customary closing conditions.

About Silver Elephant

Silver Elephant is developing its premier Pulacayo silver project in Bolivia. Further information on Silver Elephant can be found at www.silverelef.com.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

“Michael Doolin”

Chief Executive Officer

For more information about Silver Elephant, please contact Investor Relations:

+1.604.569.3661 ext. 101
ir@silverelef.com  www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts, are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Silver Elephant’s future growth, results of operations, performance, business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Silver Elephant’s forward-looking statements. Silver Elephant believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although Silver Elephant has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Silver Elephant undertakes no obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.